

August 9, 2012

Via E-mail
Mr. William E. Sluss
Chief Financial Officer
EFT Holdings, Inc.
17800 Castleton Street
Suite 300
City of Industry, CA 91748

> **Re:** **EFT Holdings, Inc.**
> **Item 4.01 Form 8-K**
> **Filed August 7, 2012**
> **File No. 0-53730**

Dear Mr. Sluss:

We have reviewed your filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within five business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to this comment, we may have additional comments.

Form 8-K Filed August 7, 2012

1. You state that the reports of Child, Van Wagoner & Bradshaw, PLLC ("CVB") on your consolidated financial statements for the years ended March 31, <u>2012</u> and 2011 did not contain an adverse opinion or disclaimer of opinion, and such reports were not qualified or modified as to uncertainty, audit scope or accounting principle; however, you have not yet filed your March 31, 2012 Form 10-K and auditors have not issued an opinion on your financial statements for the year ended March 31, 2012. We also note that the CVB opinion for the years ended March 31, 2011 and 2010 contains an explanatory paragraph regarding the restatement of the 2010 and 2009 financial statements. Please amend your Form 8-K to correctly identify the fiscal years on which CVB has opined, disclose that the audit opinion has an explanatory paragraph regarding the restatement of the 2010 and 2009 consolidated financial statements, and disclose that the March 31, 2012 Form 10-K has not yet been filed. Please also have CVB revise its Exhibit 16.1 letter to correctly state the two most recent fiscal years on which it has opined.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Yong Kim, Staff Accountant, at (202) 551-3323 or me at (202) 551-3737 if you have questions regarding our comments or any other questions.

Sincerely,

/s/ Jennifer Thompson

Jennifer Thompson
Accounting Branch Chief